UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

DUNDEE CORPORATION
(Translation of registrant's name into English)

28th Floor, 1Adelaide Street East, Toronto, Ontario, Canada M5C 2V9
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                    Form 40-F  ☒

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

Index to Exhibits
News Release dated March 28, 2008
News Release dated March 31, 2008
Management’s Discussion and Analysis for the year ended December 31, 2007
Audited consolidated financial statements as of and for the year ended December 31, 2007, together with the auditor’s report thereon.
Annual Information Form dated March 28, 2008

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUNDEE CORPORATION
(Registrant)

Date: April 1, 2008.	By: /s/ Lili Mance
Lili Mance Assistant Corporate Secretary